UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts NTS's non-binding phase

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Rio de Janeiro, May 15, 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the press release disclosed on March 31, 2020, announces the beginning of the non-binding phase regarding the sale of its remaining stake (10%) in Nova Transportadora do Sudeste S.A. (NTS).

Qualified parties for the non-biding phase will receive a process letter with detailed instructions on the divestment process, including guidelines for due diligence and submission of non-binding proposals.

The main subsequent stages of each project will be reported to the market in due course.

This disclosure complies with Petrobras' divestment guidelines and the special regime of asset divestment by federal mixed capital companies, provided for in Decree 9,188/2017.

These transactions are in line with the portfolio optimization and the improvement of Petrobras’ capital allocation, aiming at maximizing value for its shareholders.

About NTS

NTS is a company that operates in the natural gas transportation sector, currently holding long-term authorizations to operate and manage a pipeline system of about 2,000 km and with capacity to transport 158.2 million m³/d of natural gas.

The NTS pipelines are located in the states of Rio de Janeiro, Minas Gerais and São Paulo (responsible for 50%  of  natural  gas  consumptionin  Brazil)  and  are  connected  to  the  Brazil-Bolivia  pipeline, to the  TAG transportation network,tothe Guanabara Bay LNG regasification terminal and to the processing plants of natural gas produced in the Campos Basin and pre-salt.

The other partners of NTS are the Nova Infraestrutura Fundo de Investimentos em Participações, an investment fund managed by Brookfield BrasilAsset Management Investimentos Ltda., with equity stake of 82.35% and Itaúsa with 7.65%equitystake.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

 email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer